11016603

SSING
MAY 13 2011
WASH, D.C.
193
SECTION

N. G. 5/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~First Brokerage America LLC~~ Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

St. Louis	Missouri	63015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John O'Connell 314-236-2253
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

N. G. 5/27

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John O'Connell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN BRADSHAW
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: June 01, 2013
Commission Number: 09519333

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE℠

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Auditors' Report

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note N to the financial statements, management has developed a plan to address the recurring net losses and negative cash flows in recent years. Though industry trends and market factors cannot be predicted, management is of the opinion that their plan of action will adequately address significant factors that will positively influence financial results of operations in the near future.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 24, 2011

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2010

ASSETS		
Cash and cash equivalents	$	**156,368**
Deposits with clearing organizations		**262,010**
Receivables from clearing organization		**630,441**
Employee and other receivables		**73,598**
Securities owned:		
Marketable, at fair value		**48,089**
Property and equipment, net of accumulated depreciation and amortization of $338,726		**43,528**
Deferred income taxes, net of valuation allowance of $289,000		**445,056**
Other assets		**33,858**
TOTAL ASSETS	**$**	**1,692,948**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payables to broker-dealer and clearing organization	**$**	**107,894**
Accounts payable, accrued expenses, and other liabilities		**208,016**
Accrued salary and commissions		**354,734**
Total Liabilities		**670,644**
Stockholders' Equity		
Common stock: $0.01 par value; authorized 3,000,000 shares; 430,000 shares issued and outstanding		**4,300**
Additional paid-in capital		**2,570,792**
Accumulated deficit		**(1,552,788)**
Total Stockholders' Equity		**1,022,304**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**1,692,948**

The accompanying notes are an integral part of this statement of financial condition.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

Prior to August 2008 as a clearing broker-dealer, the Company executed principal and agency securities transactions, provided investment banking services, and offered correspondent clearing and execution services for other firms. In August 2008, the Company transferred proprietary accounts as well as all cash and margin accounts of customers to First Clearing, LLC ("First Clearing" or "FCC") whereby an agreement was entered into noting that FCC is to provide clearing, execution, and other services to the Company. Therefore, the Company no longer carries customer accounts or performs certain clearing functions. The Company now clears customer transactions with First Clearing on a fully disclosed basis as an introducing broker (see also Note M).

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned are valued at fair value as determined by management (see Note E). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note I).

Income Taxes

Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, and recognition of reserves against receivable balances. The deferred tax asset represents the future tax benefits of those differences, which will be taxable when the assets are recovered. The deferred tax liability represents the future tax consequences of those differences, which will be payable when the assets are recovered.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2000 - 2010.

Subsequent Events

The Company evaluated all subsequent events through February 24, 2011, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at First Clearing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Securities Owned

Securities owned, held with First Clearing consist of trading and investment securities, at market value, as follows at December 31, 2010:

Stocks and warrants	$ 105
State and municipal obligations	42,774
Corporate obligations	963
Government obligations	4,247
	$ 48,089

Note D - Property and Equipment

Property and equipment consists of the following:

Furniture and equipment	$ 207,513
Leasehold improvements	174,741
	382,254
Less accumulated depreciation and amortization	(338,726)
	$ 43,528

Note E - Fair Value Measurement of Assets and Liabilities

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

Note E - Fair Value Measurement of Assets and Liabilities (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.
- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2010			
Assets:			
Trading securities:			
Stocks and warrants	$ 105	$ -	$ 105
State and municipal obligations	42,774	42,774	-
Corporate obligations	963	963	-
Government obligations	4,247	816	3,431
Total Assets	$ 48,089	$ 44,553	$ 3,536

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting Net Capital would be less than the greater of: 5 percent of aggregate debit items or 120% of the minimum Net Capital requirement. At December 31, 2010, the Company had Net Capital of $355,977, which was $105,977 in excess of the required minimum, and $55,977 in excess of 120% of the required minimum.

At December 31, 2010, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Clearing.

Note G - Equity

During 2010, the Company filed the necessary amendments to adjust the stated par value of the common stock from $0.25 to $0.01 per share. In conjunction with this amendment, the authorized shares were also increased from 1,000,000 shares to 3,000,000 shares. Common stock issued and outstanding remained at 430,000 shares and, as a result, the common stock and additional paid-in capital accounts were adjusted accordingly at December 31, 2010.

During 2010, the Company created a new class of preferred stock with a stated par value of $1.00 and 1,000 shares authorized. No shares of preferred stock were issued during the year ended December 31, 2010.

Note H - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2010 are comprised of the following:

	Assets
Deferred tax assets	$ 734,056
Less valuation allowance	(289,000)
	$ 445,056

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2010, the Company has available net operating loss carryforwards of approximately $2,300,000 for income tax reporting purposes, expiring during the years 2020 through 2030. The net operating loss carryforwards give rise to a deferred tax asset of approximately $577,000 at December 31, 2010, which has been reduced by a valuation allowance of $289,000.

Note I - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note B).

Note J - Contingencies

In December 2010, the Company received a Consent Order executed by the Enforcement Section of the Missouri Securities Division. The Order imposes the following penalties: 1) $300,000 of which $200,000 will be suspended provided that the Company remains in compliance with the terms of the Order for two years (as defined). The additional $100,000 has contingent terms for payment which provide that the Company will pay 100% of net capital in excess of $400,000 until satisfied (if not satisfied within three years, Company may request a reduction of any remaining payments, including full waiver); and 2) $200,000 which will be suspended provided that the Company remains in compliance with the terms of the Order for two years (as defined). In applying the guidance from ASC 450, *Contingencies*, management has not accrued for any of these amounts at December 31, 2010.

Note J - Contingencies (Continued)

As a component of a suit settled in May 2010, the opposing party was awarded 30,000 phantom shares of the Company's stock. The phantom shares become effective in June 2011 and have terms for redemption which are governed by restrictions for payment contingent upon the Company's resulting net capital.

The Company is also involved in various other claims and assessments incidental to conducting its business in addition to those noted above. While the ultimate outcome cannot be determined, the Company currently believes that these proceedings and claims, both individually and in the aggregate, should not have a material adverse effect on the Company's financial position, liquidity or results of operations, or net capital requirements. However, the outcome of all litigation with which the Company is currently involved is inherently uncertain and, if decided adversely to the Company, or if the Company determines that settlement of such actions is appropriate, the Company may be subject to liability that could have a material adverse effect on the Company's financial position, liquidity or results of operations, or net capital. The Company has recorded a $50,000 general liability to cover potential unfavorable outcomes related to these proceedings. This amount has been included in accounts payable, accrued expenses, and other liabilities in the accompanying statement of financial condition at December 31, 2010.

Note K - Employee Benefit Plan

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code. During 2010, the Company did not make contributions to this plan.

Note L - Related Party Transactions

The Company provided introductory brokerage and trade services for a correspondent firm that is related to the Company under common ownership. Transactions between the entities were executed and subject to all compliance rules and regulations common in the securities industry. Included in payable to broker-dealer and clearing organizations at December 31, 2010 was $29,478 payable to this firm.

The Company provided introductory brokerage and trade services for an investment advisory firm that is related to the Company under common ownership. Transactions were executed and subject to all compliance rules and regulations common in the securities industry. Included in other assets at December 31, 2010 was $5,730 due from this firm.

Note L - Related Party Transactions (Continued)

The President and primary stockholder of the Company is Chairman of the Board of one of the financial institutions with which the Company conducted business during the year ended December 31, 2010.

The Company has advanced funds to employees and has recorded receivables in relation to certain securities trading losses. Employee and other receivables are reflected in the accompanying statement of financial condition and total $73,598 which includes a reserve of $440,577 for amounts deemed uncollectible. Accrued interest on a portion of the receivables totaled $25,277 for the year ended December 31, 2010.

Note M- Clearing Agreement

As disclosed in Note A, the Company transferred all proprietary and customer accounts to First Clearing in August 2008 and entered into a Fully Disclosed Clearing Agreement (the "Agreement") to govern the clearing, execution, and other services to be provided. In conjunction with the Agreement, First Clearing granted the Company a no hire concession whereby the Company was to be awarded a total of $750,000 which was to be paid in equal annual installments of $150,000. The Company received one payment upon the initial execution of this Agreement under this arrangement and a second payment as the Agreement was being amended in September 2010.

In September 2010, the Agreement was amended whereby the remainder of the payments due and payable under the above noted no hire concession total $350,000 of which $150,000 was paid upon execution of this amendment and the remaining amounts to be paid in equal annual installments of $40,000 in each of the next five years. Due to contingencies in the Agreement, payments will be recognized by Huntleigh as earned, based on the governing language provided. At December 31, 2010, the Company has recorded a corresponding receivable of $15,000 which has been included in employee and other receivables in the accompanying statement of financial condition.

In the event that the Agreement is terminated prior to the seventh anniversary of the conversion date (noted as August 2008), as set forth and governed by specific guidance dictating events causing termination, any unpaid no hire concessions are void. Additionally, Huntleigh would be required to pay a termination fee of $800,000 to First Clearing. In the opinion of management, termination of the agreement throughout the term of the agreement is not anticipated at December 31, 2010.

Note N - Management Plan

The Company has developed a plan to return to profitability with new strategies and areas of focus in an effort to increase revenues earned and reduce overall cost structure. The highlights of this plan to return to profitability are as follows:

In relation to revenue, management is anticipating that the economy will continue to recover from the low levels experienced in 2008, 2009, and 2010. Specifically, it is felt that overall investor confidence will continue to improve thus promoting an overall willingness to invest.

The Company hired one successful advisor around mid-year 2010 in addition to hiring a team of four very high-producing advisors later in the year. The addition of the advisors hired in late 2010 resulted in Huntleigh opening a branch office in Belleville, Illinois. In hiring these advisors, the Company incurred significant up-front costs for bonuses, account transfer fees, and new office setup. Although these advisors are expected to contribute to future profitability and growth of the Company, this is anticipated to occur in 2011 and beyond.

The Company continues its search and intends to hire two to four new advisors during 2011. These efforts are centered around active solicitation of advisors who are dissatisfied at their larger broker-dealer employers, which are facing increased regulation and scrutiny in the current political and economic climate.

The Company is involved with its clearing firm, First Clearing LLC ("FCC"), on a couple of different fronts to increase revenues. FCC has an arsenal of investment products that could be beneficial to Huntleigh's clients. FCC has committed to educating the Company's advisors on these innovative products in hopes that they will generate increased revenues for FCC, the Company, and its advisors.

In relation to expenses, the Company has continued to reduce expenses in many different areas throughout 2010 and continues to evaluate operations to determine if there are additional areas for improvement.

The Company continues to evaluate payroll related expenses. While substantial layoffs have occurred in the recent past, the Company will consider additional layoffs, if necessary, as well as reductions in pay for certain personnel. This plan has not yet been implemented but remains an option

The Company continues to have excess capacity at its Fairview Heights location. In 2010, a listing agreement was entered into to sublease all or a portion of this available space. This will be aggressively pursued in 2011 in an effort to capitalize on the excess capacity and to offset the overall lease expenses being incurred.

Note N - Management Plan (Continued)

In evaluating various operational expenses and focusing on contracts and arrangements scheduled to renew throughout 2010, significant savings were realized in key areas such as: phone and IT service, copier and fax service, trading platform resources due to elimination of the trading desk, Muzak service, and other miscellaneous operational expenses. While these savings were initiated throughout 2010 and some benefit realized, the full effect of these reductions will be realized in 2011.

The Company was able to finalize significant legal matters during 2010 which involved payment of cash settlements in addition to significant attorney fees. While there remain a few outstanding legal matters that will carry into 2011, the Company anticipates that the fees associated with these matters will be much lower in 2011 than the fees experienced in 2010.

With the return of more clients to the market and increased investor confidence, the implementation of the cost cutting measures and all the other factors outlined above, the Company is confident it can return to profitability in the near term.

Supplemental Report

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Supplemental Report On Internal Control Required By Securities And Exchange Commission Rule 17a-5

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedule of Huntleigh Securities Corporation (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 24, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control over financial reporting and control activities for safeguarding securities that we consider to be a material weakness, as defined above, as of December 31, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 24, 2011

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

FILED PURSUANT TO RULE 17A-5(E)(3)

AS A PUBLIC DOCUMENT

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

FILED PURSUANT TO RULE 17A-5(E)(3)

AS A PUBLIC DOCUMENT

1050 N. LINDBERGH BLVD. ST. LOUIS, MO 63132
PH 314.983.1200 FX 314.983.1300

1551 WALL ST., STE. 280 ST. CHARLES, MO 63303
PH 636.255.3000 FX 636.947.6128

1000 BROADWAY, STE. 300 HIGHLAND, IL 62249
PH 618.654.3100 FX 618.654.4624

TOLL-FREE 888.279.2792

WWW.BSWLLC.COM

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE